UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

ESTERLINE TECHNOLOGIES CORPORATION

(Name of Issuer)

Common Stock, par value $0.20 per share

(Title and Class of Securities)

297425100

(CUSIP Number)

J. Richard Atwood

First Pacific Advisors, LLC

11601 Wilshire Blvd.

Suite 1200

Los Angeles, CA 90025

(310) 473-0225

with a copy to:

Douglas A. Rappaport, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2016

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: First Pacific Advisors, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,690,744
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,690,744
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,690,774
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.6% (1)
(14)	Type of Reporting Person (See Instructions): IA, OO

(1)	Based on 29,396,333 shares of common stock of Esterline Technologies Corporation (the “Issuer”) outstanding as of August 5, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2016.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: FPA Crescent Fund, a series of FPA Funds Trust
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,863,871
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,863,871
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,863,871
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.7% (1)
(14)	Type of Reporting Person (See Instructions): IV

(1)	Based on 29,396,333 shares of common stock of the Issuer outstanding as of August 5, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 125,459
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 125,459
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 125,459
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.4% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 29,396,333 shares of common stock of the Issuer outstanding as of August 5, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: FPA Select Drawdown Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 204,820
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 204,820
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 204,820
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.7% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Based on 29,396,333 shares of common stock of the Issuer outstanding as of August 5, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: FPA Select Fund, a series of FPA Hawkeye Fund, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,665
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,665
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,665
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Less than 0.1% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 29,396,333 shares of common stock of the Issuer outstanding as of August 5, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 20,574
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 20,574
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,574
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.1% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 29,396,333 shares of common stock of the Issuer outstanding as of August 5, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: FPA Hawkeye Fund, a series of FPA Hawkeye Fund, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 83,561
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 83,561
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 83,561
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.3% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 29,396,333 shares of common stock of the Issuer outstanding as of August 5, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: FPA Hawkeye-7 Fund, a series of FPA Hawkeye Fund, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 117,415
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 117,415
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 117,415
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.4% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 29,396,333 shares of common stock of the Issuer outstanding as of August 5, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: J. Richard Atwood
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,690,774
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,690,774
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,690,774
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.6% (1)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Based on 29,396,333 shares of common stock of the Issuer outstanding as of August 5, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: Steven T. Romick
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,690,774
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,690,774
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,690,774
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.6% (1)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Based on 29,396,333 shares of common stock of the Issuer outstanding as of August 5, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: Brian A. Selmo
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,690,774
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,690,774
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,690,774
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.6% (1)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Based on 29,396,333 shares of common stock of the Issuer outstanding as of August 5, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: Mark Landecker
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,690,774
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,690,774
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,690,774
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.6% (1)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Based on 29,396,333 shares of common stock of the Issuer outstanding as of August 5, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Amendment No. 4 to Schedule 13D

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by First Pacific Advisors, LLC (“FPA”), FPA Crescent Fund, a series of FPA Funds Trust (“FPA Crescent Fund”), FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC (“FPA Global Opportunity”), FPA Select Drawdown Fund, L.P. (“FPA Select Drawdown”), FPA Select Fund, a series of FPA Hawkeye Fund, LLC (“FPA Select”), FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC (“FPA Value Partners”), FPA Hawkeye Fund, a series of FPA Hawkeye Fund, LLC (“FPA Hawkeye”), FPA Hawkeye-7 Fund, a series of FPA Hawkeye Fund, LLC (“FPA Hawkeye-7”), J. Richard Atwood, Steven T. Romick, Brian A. Selmo, and Mark Landecker (collectively, the “Reporting Persons”) on June 27, 2016, as amended by Amendment No. 1 filed on September 19, 2016, Amendment No. 2 filed on September 28, 2016, and Amendment No. 3 filed on October 12, 2016. This Amendment No. 4 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On October 18, 2016, the Reporting Persons, FPA Funds Trust and FPA Hawkeye Fund, LLC (collectively, the “FPA Parties”) entered into an agreement with the Issuer (the “Agreement”).

Pursuant to the terms of the Agreement, promptly after the execution of the Agreement, the Issuer’s Board of Directors (the “Board”) shall take all necessary actions to (i) appoint Mr. Nils Larsen as a director of the Issuer (the “New Independent Director”) with a term expiring at the Issuer’s 2017 annual meeting of stockholders (the “2017 Annual Meeting”), and (ii) increase the size of the Board to 10 members. In addition, the Board and the appropriate committee(s) of the Board shall take all necessary actions to nominate the New Independent Director for election to the Board at the 2017 Annual Meeting with a term expiring at the Issuer’s 2020 annual meeting of stockholders (the “2020 Annual Meeting”).

Furthermore, pursuant to the terms of the Agreement, the Issuer agreed that, in addition to the New Independent Director, the FPA Parties shall have the right to submit potential candidates (the “FPA Candidates”) to the Nominating and Corporate Governance Committee of the Issuer (the “Nominating Committee”) for consideration in selecting a candidate (the “2017 Director Nominee”) to replace an existing director, who is expected to retire at the 2017 Annual Meeting (the “Retiring Director”), for election at the 2017 Annual Meeting with a term expiring at the 2020 Annual Meeting. Each FPA Candidate shall meet the independence and other qualification requirements described in the Agreement and will not be an “affiliate” or “associate” (in each case, as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended) (“Affiliate” and “Associate,” respectively) of the FPA Parties. The Nominating Committee shall give due and careful consideration to the FPA Candidates and shall share information regarding the other final proposed candidates it considers for the 2017 Director Nominee position with the FPA Parties. If no 2017 Director Nominee has been nominated by the time the Issuer mails its definitive proxy statement for the 2017 Annual Meeting, the Board shall take all necessary actions to decrease the size of the Board to 9 members prior to the 2017 Annual Meeting and the Board will recommend, support and solicit proxies for the election of only three nominees at the 2017 Annual Meeting (including the New Independent Director). The Issuer will recommend, support and solicit proxies for the election of the New Independent Director and the 2017 Director Nominee, if then identified and approved, at the 2017 Annual Meeting in the same manner as for any other nominees for election to the Board at the 2017 Annual Meeting. In the event that the 2017 Director Nominee is appointed to the Board after the 2017 Annual Meeting or a Substitute Nominee (as defined below) or Replacement Nominee (as defined below) is appointed to the Board after the resignation of the New Independent Director or the 2017 Director Nominee, as described further below, then the Issuer will recommend, support and solicit proxies for the election of such 2017 Director Nominee, Substitute Nominee or Replacement Nominee at the first annual meeting of stockholders of the Issuer following his or her appointment if such nominee is up for election at such annual meeting in the same manner as any other nominees of the Issuer at such annual meeting. The New

Independent Director will promptly submit to the Issuer an irrevocable resignation letter pursuant to which the New Independent Director will immediately resign from the Board and all applicable committees thereof if the FPA Parties fail to satisfy the Minimum Ownership Threshold (as defined below) during the Standstill Period (as defined below).

In addition, pursuant to the Agreement, if the New Independent Director or the 2017 Director Nominee resigns from the Board or otherwise vacates the position, the FPA Parties will be entitled to propose up to three potential replacements who satisfy the qualifications specified in the Agreement (each, a “Substitute Nominee”) for so long as the FPA Parties continue to beneficially own a net long position (as such term is defined in Rule 14e-4 of the Securities Exchange Act of 1934, as amended) of at least 10% of the outstanding shares of common stock of the Issuer (the “Minimum Ownership Threshold”). If the vacancy relates to the New Independent Director, the Nominating Committee shall recommend one of the Substitute Nominees for the New Independent Director position within a reasonable period of time following the submission of the Substitute Nominees. If the vacancy relates to the 2017 Director Nominee, the Nominating Committee shall recommend a candidate to replace the 2017 Director Nominee, after giving due and careful consideration to the Substitute Nominees for such position and providing information regarding the final candidates to the FPA Parties. The Board shall then vote upon such appointment as promptly as practicable after receiving such recommendation from the Nominating Committee. Any replacement director appointed under this process shall hold office until the 2020 Annual Meeting.

Also pursuant to the terms of the Agreement, the FPA Parties shall have the right to request, at least 30 days prior to the deadline for the submission of stockholder proposals for the 2018 Annual Meeting (as defined below) (such deadline, the “2018 Notice Deadline”), that the Board take all necessary actions to allow the stockholders to vote on a binding proposal to amend the Issuer’s Certificate of Incorporation eliminating the classified Board at the Issuer’s 2018 stockholder annual meeting (the “2018 Annual Meeting”). If the Board agrees with such request in the exercise of its fiduciary duties, the Issuer shall include the foregoing proposal in its definitive proxy statement for the 2018 Annual Meeting (in a form mutually agreeable to both the Issuer and the FPA Parties), shall support such proposal in a manner no less rigorous than the manner in which the Issuer supports the Board’s other proposals at the 2018 Annual Meeting and shall promptly amend its Certificate of Incorporation and take all other necessary actions to give effect to the proposal, if such proposal succeeds at the 2018 Annual Meeting. If the Board determines, in the exercise of its fiduciary duties, that it will not submit such proposal following a request by the FPA Parties, then the Board shall promptly notify the FPA Parties in writing, at least no later than 15 days prior to the 2018 Notice Deadline, and the FPA Parties will have the right to terminate the Agreement as described therein. If the stockholders do not approve such proposal at the 2018 Annual Meeting or if the FPA Parties fail to make such a request by the 2018 Notice Deadline, the FPA Parties shall have the right to request that the Board submit the foregoing proposal at the Issuer’s 2019 annual meeting of stockholders (the “2019 Annual Meeting”) in accordance with the procedures set forth above as they apply to the year 2019.

The FPA Parties agreed, pursuant to the Agreement, to (i) appear in person or by proxy at the 2017 Annual Meeting and, if an FPA Candidate has been appointed as the 2017 Director Nominee, the 2018 Annual Meeting, and (ii) vote all shares of the Issuer’s common stock beneficially owned by them at such meeting(s) in favor of the election of the director nominees recommended by the Board, in favor of the ratification of the appointment of Ernst & Young, LLP, or any other firm determined by the Board, as the Issuer’s independent registered public accounting firm for the year ending on September 29, 2017 or, if applicable, the year ending on September 28, 2018, and in accordance with the Board’s recommendation with respect to the Issuer’s “say-on-pay” proposal, unless Institutional Shareholder Services Inc. and Glass Lewis & Co., LLC recommend otherwise with respect to such “say-on-pay” proposal.

In addition, pursuant to the Agreement, the FPA Parties agreed to certain standstill provisions, effective as of the date of the Agreement until the earlier of: (i) the date that is fifteen (15) business days prior to the deadline for the submission of stockholder nominations for the 2020 Annual Meeting pursuant to the Issuer’s Bylaws and (ii) the date that is 100 days prior to the first anniversary of the 2019 Annual Meeting (the “Standstill Period”). The standstill provisions generally restrict the ability of the FPA Parties, and the Affiliates and Associates under their control, during the Standstill Period to, among other things, (a) purchase, directly or indirectly, or otherwise acquire beneficial ownership of any shares of common stock of the Issuer to the extent it would result in the FPA Parties, together with their Affiliates and Associates, beneficially owning shares of the Issuer in excess of (1) 15% of the then outstanding shares of common stock of the Issuer prior to the earlier of the conclusion of the 2018 Annual

Meeting and February 28, 2018, and (2) 20% of the then outstanding shares of common stock of the Issuer thereafter, (b) solicit proxies or consents of stockholders with respect to the voting securities of the Issuer or become a participant in any such solicitation, (c) form, join or participate in any type of partnership, syndicate or group with respect to shares of the Issuer’s common stock, other than groups composed of some or all of the FPA Parties and any of their Affiliates that agree to be bound by the Agreement, (d) deposit shares of the Issuer’s common stock into a voting trust or enter into any agreement or arrangement with respect to voting any shares of the Issuer’s common stock, other than those solely among the FPA Parties, (e) submit, or encourage another person to submit, a nomination in the election or removal of directors of the Issuer, except as set forth in the Agreement, (f) except as otherwise provided for in the Agreement: (1) nominate or publicly recommend any person for election to the Board at annual or special meetings of stockholders or otherwise (“Stockholder Meetings”), directly or indirectly, (2) submit any proposal or bring any other business before Stockholder Meetings, directly or indirectly; (3) publicly make any offer or proposal (with or without conditions) with respect to any merger, acquisition, amalgamation, recapitalization, restructuring, disposition, distribution, spin-off, asset sale, joint venture or other business combination involving the Issuer (an “Extraordinary Transaction”), or encourage, initiate or support any other third party with respect to any of the foregoing, (4) make any public communication in opposition to any Extraordinary Transaction approved by the Board or (5) call or seek to call a special meeting of stockholders, (g) seek to advise, encourage, support or influence any person with respect to the voting or disposition of any securities of the Issuer at any Stockholder Meetings, except as otherwise permitted under the Agreement, (h) seek to amend the terms of the Agreement other than through non-public communications with the Issuer that would not be reasonably determined to trigger public disclosure obligations for any party to the Agreement, (i) disclose any intention, plan or arrangement inconsistent with any provision of this paragraph, (j) make any public statement other than in support of the recommendations of the Board regarding how the FPA Parties intend to vote or instructing other stockholders how to vote, (k) make any public disclosure regarding any intent or proposal with respect to the Board, the Issuer, its management or policies, any of its securities or assets or agreement that is inconsistent with the provisions of the Agreement, (l) make any request for the stockholder list or other books and records of the Issuer, except information that the Issuer provides to other stockholders in the normal course, or (m) advise or assist any third party with respect to any of clauses (a) through (l). For the avoidance of doubt, other than communications or disclosures expressly prohibited by certain specified sections of the Agreement, the FPA Parties may engage in certain non-public communications with the Issuer regarding general operational and corporate governance matters, which may include referring and recommending additional director candidates to the Board for its consideration.

In the event that the FPA Parties’ beneficial ownership of shares of the Issuer’s common stock exceed 15% of the outstanding shares of common stock of the Issuer, then neither the FPA Parties nor any of the Affiliates or Associates under their control shall sell, dispose of, transfer, grant any option or rights with respect to, or otherwise transfer voting or investment power or economic interest with respect to, any shares of the Issuer’s common stock or any such other securities in a privately negotiated sale, block trade or otherwise to any person or group (other than a group consisting solely of some or all of the FPA Parties and their Affiliates or Associates, whether now or hereinafter existing) if, as a result of such transaction or transactions, such person or group would beneficially own, to the actual knowledge of the FPA Parties (and in the case of a privately negotiated sale or block trade directly with the counterparty after due inquiry), 5% or more of the Issuer’s shares of common stock as of the close of business on the third day following such purchase (as determined based on the publicly available filings relating to the Issuer with the SEC), with certain exceptions set forth in the Agreement.

The Issuer agreed to reimburse the FPA Parties for their expenses incurred in connection with the negotiation and execution of the Agreement up to $125,000.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 99.1 to this Amendment No. 4, and is incorporated herein by reference.

On October 18, 2016, the Issuer and the FPA Parties jointly issued a mutually agreeable press release to announce they have reached an Agreement as set forth in Exhibit 99.2 to this Amendment No. 4.

Going forward, the Reporting Persons may have conversations with members of the Issuer’s management team and members of the Board regarding multiple topics, including, but not limited to, corporate governance and the composition of the Board, suggestions for candidates to the Board, general business operations and strategic alternatives to promote long-term value for the benefit of all shareholders. Except to the extent restricted by the Agreement, the Reporting Persons may engage in communications with one or more officers, members of the Board, representatives, shareholders of the Issuer and other relevant parties regarding the Issuer’s business and certain initiatives, which could include one or more of the items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments and in compliance with any applicable agreements, including the Agreement, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer, engage in any hedging or similar transactions with respect to the Issuer’s securities, or may determine to sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure regarding the Agreement contained in Item 4 is incorporated herein by reference.

The Agreement is filed as Exhibit 99.1 to this Amendment No. 4 and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement, dated October 18, 2016, by and among Esterline Technologies Corporation, First Pacific Advisors, LLC, FPA Funds Trust, FPA Crescent Fund, a series of FPA Funds Trust, FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC, FPA Select Drawdown Fund, L.P., FPA Select Fund, a series of FPA Hawkeye Fund, LLC, FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC, FPA Hawkeye Fund, a series of FPA Hawkeye Fund, LLC, FPA Hawkeye-7 Fund, a series of FPA Hawkeye Fund, LLC, FPA Hawkeye Fund, LLC, J. Richard Atwood, Steven T. Romick, Brian A. Selmo, and Mark Landecker.

99.2	Press Release issued by the FPA Parties and the Issuer on October 18, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 19, 2016

First Pacific Advisors, LLC

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Crescent Fund, a series of FPA Funds Trust

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	President

FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Select Drawdown Fund, L.P.

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Select Fund, a series of FPA Hawkeye Fund, LLC

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Hawkeye Fund, a series of FPA Hawkeye Fund, LLC

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Hawkeye-7 Fund, a series of FPA Hawkeye Fund, LLC

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

J. Richard Atwood

By:	/s/ J. Richard Atwood

Steven T. Romick

By:	/s/ Steven T. Romick

Brian A. Selmo

By:	/s/ Brian A. Selmo

Mark Landecker

By:	/s/ Mark Landecker